FEMSA Announces Successful Issuance in
Mexican Bond Market

Monterrey, Mexico, December 6, 2007— Fomento Económico Mexicano, S.A.B. de C.V. (“FEMSA”) (NYSE: FMX; BMV: FEMSAUBD) announced the placement of two tranches of Mexican Peso denominated bonds in the Mexican capital markets.

On December 5, 2007, FEMSA successfully issued Ps. 3,500 million in 6 year certificados bursátiles at a rate of 28-day TIIE (“Tasa de Interés Interbancaria de Equilibrio - Equilibrium Interbank Interest Rate”) minus 0.05%, and Ps. 2,500 million in 10 year UDI bonds at a rate of Udibono plus 0.56%, which has been swapped under favorable conditions. The tranches were 4.5 and 2 times oversubscribed, respectively, in spite of challenging market conditions.

This issuance received local currency credit ratings of AAA from Standard & Poor’s and Fitch Ratings, and is the second largest placement by a Mexican corporate in 2007.

The proceeds from this issuance will be used entirely to refinance existing loans, which will improve FEMSA’s cost of debt and significantly extend its maturity profile.

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FEMSA is the leading beverage company in Latin America. It controls an integrated beverage platform that comprises Coca-Cola FEMSA, the largest Coca-Cola bottler in the region; FEMSA Cerveza, one of the leading brewers in Mexico and important beer exporter to the United States; and Oxxo, the largest and fastest growing convenience store chain in Mexico with over 5,200 stores.